Exhibit 1

MTS Announces Resignation of Mr. Yaacov Goldman As a Director

RA'ANANA, Israel / River Edge, NJ, USA - October 11, 2018 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, announced today that Mr. Yaacov Goldman has informed the Company that he intends to resign from the Board of Directors of MTS, effective on October 22, 2018.

Yaacov Goldman joined the Board of MTS in 2004 and serves as a member of our audit and compensation committees. “It has been a pleasure being a part of the MTS board of directors. I appreciate the seriousness and professionalism of the Board members and management in dealing with multiple business challenges that have arisen.t., I ask to be discharged from my service as an independent director due to my expected nomination to serve as a director of another substantial company which will require most of my time,” said Mr. Goldman.

MTS’s Chairman of the Board, Haim Mer, said, “I value Yaacov’s professionalism and strategic insights and am appreciative of his contribution and service to our company. The Board and management of MTS would like to thank Yaacov for his time and dedication to MTS and we wish him well in his future business endeavors.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar

CFO

Tel: +972-9-7777-540

Email: ofira.bar@mtsint.com